MANUALLY SIGNED

02044143

RECD S.E.C.
JUL 3 - 2002
1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2002

SGL CARBON Aktiengesellschaft

(Name of registrant)

Rheingaustraße 182
65203 Wiesbaden
Germany

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___   No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

1. One English-language copy of a press release of the Company dated July 3, 2002.

EXHIBIT 1

PRESS RELEASE SGL CARBON GROUP

SGL Carbon increases prices for graphite electrodes globally

WIESBADEN, July 3, 2002. The SGL Carbon Group is increasing prices for its core product, graphite electrodes, by €220 per ton with immediate effect for all new orders globally.

The steel industry has recovered faster and more strongly from the recession than expected. This has lead to increased demand for graphite electrodes. As a result, supply and demand on the global markets are re-approaching a balanced structure. At present, SGL Carbon's capacity is widely utilized. Booked business indicates that this is likely to continue for the remainder of the year.

Important note:

This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures based on currently available information. Actual future results and trends may differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties concerning the investigations by the North American and European antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.

For further information, please contact:

Corporate Communications / Media Relations

Stefan Wortmann
Tel.: +49 611/60 29 105
Fax: +49 6 11/60 29 101
Mobile: +49 170 / 540 2667
stefan.wortmann@sglcarbon.de

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGL CARBON Aktiengesellschaft

Date: July, 2002

By: ______________________

Name: Robert J. Koehler
Title: Chairman of the Board of Management

By: ______________________

Name: Dr. Bruno Toniolo
Title: Member of the Board of Management